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                         April 8, 2021

       Sam Backenroth
       Chief Financial Officer
       NeuBase Therapeutics, Inc.
       350 Technology Drive
       Pittsburgh, PA 15219

                                                        Re: NeuBase
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2021
                                                            File No. 333-254980

       Dear Mr. Backenroth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey T. Hartlin,
Esq.